By EDGAR and Hand Delivery

United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549
Mail Stop 3561
Attn: John Reynolds, Assistant Director

March 17, 2006

  RE:
  Restaurant Acquisition Partners, Inc.
  Amendment No. 1 to Registration Statement on Form S-1
  File No. 333-129316

Dear Mr. Reynolds:

        Restaurant Acquisition Partners, Inc., a Delaware corporation (the "Company") is filing today by EDGAR Amendment No. 1 ("Amendment No. 1") to the above-referenced Registration Statement on Form S-1 (the "Registration Statement), including the exhibits indicated therein. We are providing to you for the Staff's reference four copies of Amendment No. 1 and the exhibits filed therewith, 3 copies of which have been marked to show the changes from the Registration Statement as filed by EDGAR on October 28, 2005.

        On behalf of the Company, this letter responds to the comments of the Division of Corporation Finance of the Securities and Exchange Commission concerning the Registration Statement, as set forth in the letter dated December 1, 2005 (the "Comment Letter") addressed to Christopher Thomas of the Company. For convenience, we have repeated your comments and we have provided the response of the Company in bold.

        To facilitate your review, we note that the Company and the underwriters have agreed to (1) remove the provision obligating the existing stockholders to purchase warrants in the open market and (2) provide for a concurrent private placement of "insider units" to the existing stockholders, the proceeds of which will be escrowed.

General Comments

        1.     We were unable to locate your disclosure of the Dealer Prospectus Delivery Obligation as required by Item 502(b). Please advise us where this disclosure is located. If no disclosure has been made, please include it, or advise us why inclusion is not required.

        The Company has added the referenced disclosure on the back cover page of the prospectus.

        2.     Tell us the factors you considered in determining to value this offering at $24,000,000. What factors did you consider when determining that you might need $20,400,000 in the trust fund to effect the business combination contemplated by the registration statement? Discuss the specific factors and motivations behind the valuation. Please note in particular that we are not seeking simply whether or not you have "a specific business combination under consideration" but are looking more to the type, nature and results to date of any and all diligence, evaluations, discussions (formal or informal), negotiations and/or other similar activities undertaken, whether directly by the company, an affiliate thereof, or an unrelated third party, with respect to a business combination transaction involving the company. This includes the time period before the company's corporate existence was established and encompasses any and all evaluations and/or discussions that may have taken place prior to the involvement of the principals with the formal entity of Restaurant Acquisition Partners Inc. Given management's extensive and high-level experience in the restaurant industry as senior executives, business consultants and/or entrepreneurs, the precise nature of their knowledge about their ability to effect a combination with a company whose fair market value is equal to at least 80% of the company's net assets may be material information for which appropriate disclosure is required. We may have further comment.

        In determining the proposed offering size at $24,000,000, management considered a number of factors and made the following analysis:

        Management plans to focus on target restaurant businesses of adequate size and footprint for growth and expansion. It plans to pursue targets in the 10-30 unit range, with a quality concept, some track record and good growth potential. Based on their experience in the industry, they believe the likely scenario is a business where the founder/entrepreneur is looking for liquidity or has exhausted his or her skills to continue to grow the business, or a business owned by a larger company that desires to exit development of one of its smaller, possibly "non core" units. Management plans to position the Company to make acquisitions in the 10-30 unit range because (1) it believes there are more acquisition opportunities in this business size range vs. larger businesses (with smaller businesses not able to properly support a public company), (2) there is less competition in this transaction size by larger equity funds and (3) target companies in this size range are likely to be proven concepts and have above average growth potential.

        As to valuation, in coming up with the $24,000,000 offering figure, management assumed the Company would acquire a 15-30 unit business, with sales of $25-30M and EBITDA of $4 to $5M, with an acquisition multiple of 6 times EBITDA (the 2004 median multiple was 5.7X and the 2005 median multiple was 6.4x). Accordingly, the Company anticipates a transaction value in the range of $24-$30M.

        The foregoing analyses are based on data available from various indstury professionals (e.g., investment bankers, research firms) published and presented at various conferences and management's continuing interaction and involvement in the industry and with industry executives.

        Management's ability to effect a combination with a target business is based on management's many years of experience in operating businesses, with deep understanding of restaurant economics and economic and operating parameters They have extensive exposure to the industry, including operations and transactions within the industry, which enable them to assess acquisition opportunities and valuations. Given their activity and prominence in the industry, they have understanding/awareness of industry events, including business development and mergers and acquisitions activity, and in those capacities they expect to be made aware of acquisition opportunities by industry executives and professionals as they arise, although they have not, either directly or indirectly, started the process of identifying potential targets.

        The Company has added disclosure on page 40 as to management's intention to pursue businesses in the 10-30 unit range.

        3.     Prior to the effectiveness of the company's registration statement, please inform us as to whether or not the amount of compensation allowable or payable to the Underwriters has received clearance by the NASD.

        The Company will advise as to NASD clearance status prior to requesting effectiveness.

        4.     Prior to effectiveness please provide an update with respect to those states in which the offering will be conducted.

        The Company will provide the requested update.

        5.     Prior to effectiveness of this registration statement, please confirm supplementally that you have resolved any outstanding state regulatory agency comments and that you have received clearance from all states where you have applied to have the units registered for sale.

        The Company will provide the requested confirmation.

        6.     In several locations in the prospectus, disclosure indicates that you may acquire one or more businesses affiliated with your existing stockholders. Please identify these affiliated entities. Also, disclose whether or not these entities are aware of the fact that Messrs. Thomas, Creed and Culp manage and/or serve as directors of this blank check company, the company seeks to go public on a 1933 Act registration statement on Form S-1, and it seeks to possibly acquire one or more of the affiliated entities. In this regard, detail the number of companies that these individuals believe may be for sale and how he or they ascertained this information. We may have further comment.

        No existing affiliated company would be a suitable acquisition target. The disclosure is intended to convey that the target business may be one that existing stockholders become affiliated with after the date of the prospectus. The Company has added clarifying language to such effect on pages 12 and 41.

        7.     It appears that shares of common stock acquired by existing stockholders in the offering or in the aftermarket may have conversion rights with respect to a potential business combination. Provide disclosure with respect to the conversion rights to discuss the relative benefits and financial advantages to utilization of such feature between the existing stockholders and the public stockholders. This disclosure should include, in part, an analysis and comparison of the financial consequences of the exercise of the conversion right when exercised by an existing stockholder as compared to a public stockholder. In this context we note that: (i) the existing stockholders are allowed, and may make purchases of shares in both the offering and in the open market subsequent to the offering; (ii) there appears to be a disincentive for public stockholders to exercise their conversion rights due to the fact that the amount available to such stockholders (approximately $5.10 per share) is virtually certain to be less than the purchase price paid for the unit in the offering ($6.00); and (iii) there does not appear to be a corresponding disincentive for existing stockholders to exercise their redemption rights since their existing shares have an effective purchase price of $0.025 per share and thus even after paying the offering price and/or market price for the other shares acquired after the date of the prospectus, the effective cost to the existing stockholders of their shares will be significantly less that the conversion price of approximately $5.10 per share. We may have further comment.

        The Company has added language clarifying that the shares of common stock acquired by existing stockholders in the offering or in the aftermarket will not have conversion rights, including on page 6.

Facing Page

        8.     We note that the registration statement covers "such indeterminable additional securities as may be issued as a result of the anti-dilution provisions contained in the Warrants." Please revise the disclosure to state that the indeterminate number of additional shares of common stock shall be issuable "pursuant to Rule 416 to prevent dilution resulting from stock splits, stock dividends or similar transactions."

        The Company has made the suggested revision.

Prospectus Cover Page

        9.     Please revise the second paragraph to indicate the offering price per unit.

        The Company has made the suggested revision.

        10.   Please revise your disclosure, or advise why no revision is necessary, to indicate the amount of net proceeds to be placed in the trust account in the event that the over-allotment option is exercised in full.

        The Company has made the suggested revision.

        11.   Please revise to highlight with bold face type or italics the legend required by Item 501(a)(7).

        The Company has made the suggested revision.

Table of Contents

        12.   Please revise your table of contents to include page numbers of the various sections.

        The Company has made the suggested revision.

Prospectus Summary

        13.   Briefly define 'net assets' in your fifth paragraph in this section.

        The Company has made the suggested revision in the third paragraph.

        14.   We note your disclosure that your "executive officers have led successful public offerings and have led major acquisitions and divestitures in the restaurant industry." Please provide support for your assertion.

        Mr. Creed has advised the Company that in various senior management capacities at Chart House Restaurants, he had prominent roles in the following transactions:

  1.
  IPO (1972)

  2.
  Sale to Diversifiedfoods, Inc. (formerly Self Service Restaurants, Inc.) (1973)

  3.
  Sale of Diversifiedfoods to Pillsbury (1985)

  4.
  LBO of Chart House from Pillsbury (1985)

  5.
  IPO (1989)

  6.
  Acquisition of Paradise Bakery (1990)

  7.
  Acquisition of Luthers BBQ (1990)

  8.
  Sale of Luthers BBQ (1992)

  9.
  Acquisition of Islands Restaurants, Inc. (1993)

  10.
  Sale of Paradise Bakery (1995)

  11.
  Sale of Islands Restaurants, Inc. (1995)

        Mr. Thomas has advised the Company that he had prominent roles in the following transactions:

  1.
  Sale of Collins Foodservice division of Collins Food International, Inc.

  2.
  Sale of KFC division of Collins Food International, Inc.

  3.
  Acquisition and sale of Naugles division of Collins Food International, Inc.

  4.
  Numerous acquisitions on behalf of KFC division, ranging from companies with 5 to 25 restaurants

  5.
  IPO of Sizzler division of Collins Food International, Inc.

  6.
  Numerous follow-on equity offerings of common stock and public debt offerings

        Mr. Culp has advised the Company that he had prominent roles in the following transactions:

  1.
  Sale of Davco Foods, Inc., a Wendy's franchisee

  2.
  Sale of Holiday Inns hotels

  3.
  Sale of Captain D's

  4.
  Multiple acquisitions of small restaurants.

        15.   Please revise to address whether the company or its agents or affiliates have been approached by any acquisition candidates, or their representatives, with respect to any possible acquisition transaction.

        The Company has made the suggested revision.

        16.   Please provide us a copy of the National Restaurant Association reports and forecasts referred to here and elsewhere.

        The Company is furnishing the requested material supplementally.

The Offering, page 4

        17.   Please note, in the discussion of the offering on page 4 or in another appropriate place, whether the company plans to amend its 8-K filing to provide an audited balance sheet to reflect the exercise of the over-allotment option if such exercise does not take place prior to the filing of the 8-K to reflect the consummation of the offering.

        The Company has made the suggested revision on page 4.

        18.   Revise to indicate whether or not there is a weekly trading volume condition imposed on the company's ability to redeem the outstanding warrants.

        The Company has made the suggested revision on page 5.

        19.   Please revise to clarify whether any shares acquired by the existing stockholders in this offering and shares acquired following the offering will be voted in favor of the business combination. We note that the existing stockholders will vote the shares of common stock owned by them in favor of the business combination. Specifically address whether the existing shareholders will be able to exercise conversion rights with respect to shares acquired in this offering or shares acquired following the offering. We may have further comment.

        The Company has made the suggested revision on page 6.

Summary Financial Data, page 8

        20.   Please revise the fifth paragraph to indicate the approximate dollar amount converted if 19.99% of the 4,000,000 shares are converted under the conversion rights.

        The Company has made the suggested revision.

Risk Factors, page 9

        21.   Please revise your first paragraph to indicate that you discuss all material risk in this section.

        The Company has made the suggested revision.

        22.   Some of your risk factors are too broad and generic and should be revised to state the material risk that is specific to Restaurant Acquisition Partners, Inc. As a general rule, a risk factor is probably too generic if it is readily transferable to other offering documents or describes circumstances or factual situations that are equally applicable to other similarly situated businesses. Many of your risk factors fit into this category. It appears that risk factors 6, 8, 17, 18, 26, 27, 28, 35, 37, 39 and 49 are generic and should be revised, deleted or moved to another section of the prospectus as appropriate. Revise throughout this section as appropriate.

        The Company has revised several of the referenced risk factors in response to your comment. The Company respectfully submits that many of the risk factors you noted as "generic" are, in fact, "restaurant industry" or "blind pool" specific, and the Company believes material to a prospective investor in considering an investment in the Company. Given the Company has not started the process of identifying potential targets, the Company believes there are practical limits to how "Company" specific it can be at this point.

        23.   We note your disclosure that your initial officers and directors "will be personally liable under certain circumstances to pay any of [y]our debts". Please clarify the circumstances in which the directors would and would not be liable to make payments.

        The Company has added the suggested disclosure.

        24.   We note your disclosure on page 12 that conflicts arising from a business combination with an entity affiliated with an existing stockholder may not be resolved in your favor. Please expand this discussion to include the potential effects of a conflict not being resolved in your favor.

        The Company has added the suggested disclosure.

        25.   Revise risk factor sixteen to update the information to the latest practicable date. Also to address the number and value of similar blank check companies that have filed with the Commission and have not completed their initial public offerings.

        The Company has made the suggested revisions.

        26.   You disclose that you "may seek to incorporate a franchising and area developer model into [y]our strategy" in Risk Factor 31 on page 19. This Risk Factor appears speculative. Please revise this disclosure, or advise us why no revision is necessary.

        The Company has revised this risk factor to clarify management's intent to pursue this model and to highlight the material risks of such a strategy.

        27.   In Risk Factor 38 on page 21 you disclose that you will need to build a management team. Please revise your disclosure, or advise us why no revision is necessary, to address (1) any shortcomings in current management that would require additional management team members; and, (2) risks associated with adding team members, such as the need to offer compensation and its' effect on liquidity and the potential for dilution of shareholder ownership.

        The Company has revised the disclosure to clarify that the management team additions relate principally to operational roles following completion of the initial business combination and to highlight some of the referenced risks associated with adding team members.

        28.   Please revise Risk Factor 42 on page 22 to indicate that, when officers and directors vote as shareholders they are not subject to the same level of fiduciary duty that they would be if voting on a matter as an officer or director. To the extent applicable, please discuss what effect such shareholder ratification will have on the fiduciary duty owed by the directors. Alternatively, please advise us why no revision is necessary.

        The Company has made the suggested revision on page 42. The Company believes that any stockholder ratification that does not involve a majority vote of the "non- interested" stockholders will not have any effect on the fiduciary duty owed by the directors, and accordingly, believes that no revision is necessary on this point.

        29.   In Risk Factor 46 on page 24, you state that institutional investors "should consult [their] own financial and legal advisors to determine if [they] are eligible to participate in [the] offering." Please revise this discussion, or advise us why no revision is necessary, to indicate that the company has responsibility for ensuring that sales do not violate state blue sky laws.

        The Company has deleted the referenced statement.

        30.   We note your statement in risk factor 48 that "we do not believe that our anticipated principal activities will subject us to the Investment Company Act of 1940." We do not understand why you have included this as a material risk. Please revise as appropriate.

        The Company agrees that this is not a material risk, and accordingly has deleted the referenced risk factor.

Use of Proceeds, page 28

        31.   Please add a line in the use of proceeds table indicating the total of the noted offering expenses.

        The Company has made the suggested revision on page 28.

        32.   Please clarify, in footnote 2, the amount of offering expenses already paid from the $100,000 received from your existing shareholders.

        The Company has made the suggested revision on page 28 to clarify that all of the $100,000 has been applied to pay offering expenses.

        33.   In the use of proceeds table, use of net proceeds not held in trust, we note the line item of $150,000 for "[l]egal, accounting, and other expenses attendant to the due diligence investigations, structuring and negotiations of a business combination and the preparation and filing of the related proxy statement." Please explain these expenses in more detail. We also note another line item of $50,000 allocated to due diligence. Please explain why there are two separate amounts for due diligence and indicate which line item of due diligence would be used to pay officer and directors for their expenses in the performance of due diligence.

        The Company has combined the referenced line items and added additional disclosure regarding details of the expenses as suggested.

        34.   On page 30 you disclose that the offering proceeds will be used to repay a $100,000 advance made by your officers and directors. In your disclosure please clarify whether this repayment will reduce the amount held in trust for the benefit of shareholders, as opposed to being paid from funds not held in trust. In addition, please break out the amounts expended under this line. For example, has the entire $100,000 already been expended on these three items? To the extent that these funds have not already been expended, please add a separate line item for loan and interest repayments and reduce the amounts allocated to the other line items accordingly. Alternatively, please advise us why the selected course is superior.

        The Company has revised the disclosure to clarify that the payment will be from funds not held in trust, and to clarify that all $100,000 has been expended on the referenced line items. Given the Company has also expended the $25,000 of funds received as consideration for issuance of the initial stockholders' shares to pay the referenced expenditures, the Company submits that it would not be useful to attempt to artificially allocate which portion of the $100,000 was applied to each of the referenced items.

        35.   Please revise your Use of Proceeds discussion to include any fixed contractual obligations that you may have to Continental Stock Transfer & Trust Company for acting as a trustee or transfer agent.

Please also disclose whether these fees are paid from the amounts held in trust or amounts not held in trust.

        The Company has made the suggested revisions on page 29.

        36.   Revise to delete footnote 3 to the use of proceeds table.

        The Company has made the suggested revision.

        37.   Please revise to indicate, if true, that there is no limit on the amount of the out-of pocket expenses reimbursements to officers and directors for due diligence and there will be no review of the reasonableness of the expenses by anyone other than your board of directors.

        The Company has made the suggested revision on page 29.

Management's Discussion and Analysis, page 34

        38.   In your discussion of the Black-Scholes valuation of the underwriter's option you use a basket of U.S. restaurant companies. Please advise us why you consider this an appropriate comparison considering that you are currently not a restaurant company.

        The underwriter's option will not be exercisable unless and until the Company consummates the acquisition of a restaurant company. This offering does not reserve the right of the Company to consummate an acquisition of a business that is not a restaurant company (a reservation of rights that is common in other "blank check" offerings.) Accordingly, the Company believes that using a basket of blank check companies would not be appropriate.

        39.   We note that in the discussion of the valuation methodology of the purchase option granted to Capital Growth Financial that the value of the option was determined using a basket of U.S. restaurant companies. Supplementally discuss the reasons why these companies were selected for such purposes, what factors were focused on in determining to select these companies, what number of companies were selected, and how this selection process relates to the company's determination of potential business combination candidates. We may have further comment.

        The Company selected the four companies indicated in the response to comment 40 because each is a large, established public restaurant company with long history of public trading and significant trading volume, and they operate in the fast food, quick-casual and casual dining segments of the restaurant industry, which are the segments in which management intends to complete a business combination.

        40.   In the valuation of the underwriter purchase option for 340,000 units, you used a basket of U.S. restaurant companies to determine an estimate of your expected volatility. Please tell us the name and market capitalization of each of the companies used.

  1.
  Darden Restaurants Inc. (DRI)—Approximately $5.4B

  2.
  Brinker International Inc. (EAT)—Approximately $3.4B

  3.
  P.F. Chang's China Bistro, Inc. (PFCB)—Approximately $1.3B

  4.
  Jack in the Box Inc. (JBX)—Approximately $1.1B

Proposed Business, page 37

        41.   Please include a statement indicating the period of time that the offering proceeds will satisfy your cash requirements, and indicate whether it will be necessary to raise additional funds in the next six months. Your attention is directed to Item 101(a)(2).

        The Company has added the requested disclosure on page 37.

        42.   Your discussion of the restaurant industry divides the market into three main categories—full service, quick casual, and fast food. However, your presentation on pages 38 and 39 appear to lump quick casual and fast food together. In addition, in the sixth paragraph on page 37 you appear to use full service and casual dining interchangeably. Please revise your disclosure, or advise us why no revision is necessary, to clarify the applicable market segments.

        Conventionally, the industry is bifurcated into two broad segments by type of service, full service and quick service (sometimes the industry is discussed as having a third segment—the industrial segment—consisting of food delivery services in schools, prisons, hospitals, manufacturing plants, lodging and the like, but the Company believes that is not relevant for this discussion). The "quick service" segment consists of quick-casual and fast food. Quick-casual restaurants provide slightly more service than a "traditional" fast food restaurant (e.g., china plates vs. plastic plates, food delivered to table vs. pick-up). Quick- casual restaurants typically offer better food at higher prices than traditional fast food restaurants.

        The Company has added additional disclosures on pages 37-39 to clarify the segment discussion.

        43.   To the extent that the company has prioritized the industry segments with respect to preference, provide disclosure of such preferences, including a discussion of the reasons underlying such preferences.

        The Company has added the suggested disclosure in the last paragraph of "Proposed Business—Introduction" on page 37.

Effecting a business combination, page 40

        44.   Please revise to address whether the company or its agents or affiliates have been approached by any acquisition candidates, or their representatives, with respect to any possible acquisition transaction.

        The Company has made the suggested revision on page 40.

        45.   Please reconcile the statement on page 41 that "[y]our officers and directors make no commitment as to the amount of time they will spend trying to identify target businesses" with the statement on page 37 and elsewhere, that your executives "expect to spend a minimum of 33% of their business time each month on pursuing [y]our initial business combination." Also reconcile your disclosure under the "Employees" section on page 46.

        The Company has revised the referenced disclosure on pages 37 and 46 to reflect the expected time commitment.

Conversion rights, page 44

        46.   Your disclosure indicates that it is "anticipated" that "the funds to be distributed to stockholders entitled to convert their shares who elect conversion will be distributed promptly after completion of a business combination." Explain why you anticipate that the funds will be distributed promptly and why you have not disclosed that funds will be distributed promptly. We may have further comment.

        The Company has revised the referenced disclosure to indicate that the funds will be distributed promptly.

        47.   We note your statement that "our initial stockholders are not entitled to convert those shares of common stock acquired by them prior to this offering into a pro rata share of the trust account." Specifically address whether the existing shareholders will be able to exercise conversion rights with respect to shares acquired in this offering or shares acquired following the offering. We may have further comment.

        The Company has revised the disclosure to clarify that the existing stockholders will not be able to exercise conversion rights with respect to the referenced shares.

Liquidation if no business combination, page 44

        48.   Disclosure indicates that you "anticipate" that your "instruction to the trustee would be given promptly after the expiration of the applicable 18-month or 24month period." Explain why you "anticipate" that the instruction would be given promptly and why you have not disclosed that the instruction will be given promptly. We may have further comment.

        The Company has revised the disclosure to indicate that the instruction will be given promptly.

Legal Proceedings, page 47

        49.   We note the statement "[t]o the knowledge of management, there is no litigation currently pending…" The company is in the position to know whether or not they are currently a party to any pending legal proceeding. Revise to indicate whether the company is a party of any pending legal proceeding.

        The Company has revised the referenced disclosure as suggested.

Management, page 50

        50.   Our research indicates that a "Clyde Culp" serves as a director of H3 Enterprises and may be associated with Jaguar Resorts, both of which are pink sheets-listed companies. In addition, John Creed and Clyde Culp appear to have ties to Tanner S Restaurant Group. To the extent that your directors were associated with these entities please advise us of the nature of the relationships, and the basis for their exclusion from their respective biographies. Alternatively, please disclose the information. In addition, please confirm whether management has had any other involvement with pink sheets-listed companies.

        Mr. Culp has advised the Company that he is a stockholder of H3 Enterprises but has never been a director or officer. He is aware that H3 has published promotional materials indicating he is a director or officer, and he has written H3 requesting it to delete all references to him.

        Mr. Culp's biography has been revised to disclose his involvement with Tanner S Restaurant Group and Jaguar Resorts.

        Mr. Creed has advised the Company that he had no direct involvement with Tanner S, though Pacific Ocean Restaurants (of which he is founder and chairman) has performed services for Tanner S.

        With the exception of (1) the companies named above, (2) management's involvement with Passport Restaurants and (3) Mr. Culp's affiliation with Uptown Restaurant Group (which has been added to his biography), management has advised the Company that it has had no other involvement with pink sheet listed companies.

        51.   Revise to indicate the business conducted by Culp Enterprises, LLC.

        Mr. Culp has advised the Company that Culp Enterprises is a dormant company that to date has not conducted any type of business activities. Accordingly, the Company has deleted the reference to this entity in Mr. Culp's biography.

        52.   We note that Clyde Culp has been involved in a number of businesses since 1995. Revise to clarify Mr. Culp's business experiences since 1995.

        Mr. Culp's biography has been revised to make the suggested clarifications.

Conflicts of Interest, page 52

        53.   We note your statement that "any shares of common stock acquired by existing stockholders in this offering or in the aftermarket will be considered as part of the holding of the public stockholders and will have the same rights as other public stockholders, including voting and conversion rights with respect to a potential business combination, although our officers and directors will vote such shares in favor of any business combination they negotiate…" We also note the statement in agreement between Capital Growth Financial LLC and the company, filed as Exhibit 10.1, that "if the company solicits approval of its stockholders of an initial transaction, the undersigned will vote all insider shares owned by him (and all shares of company common stock acquired by him in the IPO or in the aftermarket) in accordance with the majority of the votes cast by the holders of the IPO shares." If your officers and directors will vote in favor of any business combination they negotiate then how can they have the same voting and conversion rights as other public stockholders? Revise to clarify whether the existing stockholders have the same voting and conversion rights as the public stockholders in connection with the shares of common stock acquired in this offering or in the aftermarket.

        The Company has revised the disclosure (and the agreement referenced in Exhibit 10.1) to clarify that the existing stockholders will be required vote any shares acquired by them in this offering or in the aftermarket in favor of any business combination presented to the public stockholders.

Principal Stockholders. page 54

        54.   In the last full paragraph on page 54 you disclose that your principal stockholders will be able to transfer their shares to "trusts established for their [spouse or children] benefit or to affiliated companies". Please explain what you mean by affiliated companies, specifically addressing whether these affiliated companies will be wholly owned by members of the family, etc.

        The Company has made clarifying revisions on page 54.

Certain Transactions, page 56

        55.   You disclose that members of your management team have ownership interests in Passport Restaurants. Please disclose whether or not they, along with members of their families, wholly own, or partially own, Passport Restaurants. If they partially own Passport Restaurants please clarify their percentage ownership.

        The Company has made the suggested revisions.

        56.   On page 56 you disclose that your directors have advanced the company $100,000 to cover offering related expenses and that these loans are "payable without interest". However, elsewhere you disclose that the advance accrues interest at 5% (see page 30). Please reconcile these two statements. To the extent that interest is charged at 5% please include a statement regarding the reasonableness of the interest rate, and whether the advance was an arms length transaction. Please also revise your disclosure to indicate that the 5% interest is for the use of funds, and not intended to compensate management. Alternatively, please advise why no disclosure or revision is necessary.

        The Company has revised the disclosure to indicate that the advance accrues interest at 5% and to add the suggested disclosures.

Description of Securities, page 57

        57.   On page 58 you disclose that your underwriting agreement prohibits you from issuing preferred stock that would participate in the proceeds of the trust account. Please clarify whether there are any other restrictions, such as in the trust account documents, which would prohibit such participation. Also, please address whether the underwriter could waive its' contractual rights to permit a preferred stock offering which would participate in the proceeds of the trust account.

        The Company has made the suggested revisions on page 58.

        58.   Please revise your discussion of the underwriter's purchase option on page 59 and elsewhere, or advise us why no revision is necessary, to address the exercise period for option itself. Please separately discuss the exercise period associated with the warrants underlying the option.

        The Company has made the suggested revisions.

Underwriting, page 62

        59.   We note your statement that "after the units are released for sale to the public, the offering price and other selling terms may, from time to time, be changed by the underwriter." We do not understand your statement. Your disclosure seems to contemplate that the underwriter may modify the terms of your on-going offering. It appears to us that such changes in the terms of the offering would be a different transaction than the one offered in the company's registration statement. Advise us of the basis for your position or revise the disclosure as appropriate.

        The Company has deleted the referenced statement.

        60.   We note your statement that "the offering of the units are made for delivery when, as and if accepted by the underwriter and subject to prior sale and to withdrawal, cancellation and modification of the offering without notice." Revise to clarify your statement as to how the underwriter can withdraw, cancel or modify the offering without notice. We may have further comment.

        The Company has revised the referenced statement to clarify how the Company or the underwriter can withdraw or cancel the offering.

        61.   Please disclose whether the underwriter's purchase option may be exercised by cashless exercise.

        The Company has made the suggested revision on page 64.

        62.   Please advise us how the company determined that the underwriter's purchase option was not underwriting compensation pursuant to NASD rules.

        The Company respectfully notes that it previously disclosed the underwriter's purchase option on page 64 because the Company believes it may, in fact, be underwriting compensation pursuant to NASD rules.

        63.   We note your disclosure, on page 65 and elsewhere, that the underwriter may request that members of management purchase up to 750,000 shares of warrants in the open market, at prices not to exceed $.60 per warrant. Please address the applicability or inapplicability of Regulation M in the context of the warrant purchase agreements contained within your registration statement.

        64.   Please note that the Company and the underwriter have agreed to remove the warrant repurchase obligation from the transaction, and accordingly, the referenced disclosure has been removed.Tell us whether the representative or any members of the underwriting syndicate will engage in any electronic offer, sale or distribution of the shares and describe their procedures to us supplementally. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures. Briefly describe any electronic distribution in the filing, and confirm, if true, that the procedures you will follow with respect to any electronic distribution will be consistent with those previously described to and cleared by the Office of Chief Counsel.

        The representative has advised the Company that neither it nor any member of the underwriting syndicate will engage in any electronic offer, sale or distribution of the shares, and that if it becomes aware of any additional members of the syndicate that may engage in electronic offer, sales or distributions after the date hereof, it will promptly advise the Company in order to supplement this response.

        65.   Tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement. Provide us also with copies of all information concerning your company or prospectus that has appeared on their website. Again, if you subsequently enter into any such arrangements, promptly supplement your response.

        The Company and the underwriters have advised the Company that they do not have any arrangements with a third party to host or access the preliminary prospectus on the Internet and that if they subsequently enter into any such arrangements, they will promptly advise the Company in order to supplement this response.

        66.   If the company or the underwriters intend to engage a directed share program in conjunction with this offering, please describe to us the mechanics of how and when these shares were or will be offered and sold to investors in the directed share program for this offering. For example, tell us how the prospective recipients and number of reserved shares is determined. Tell us how and when the company and underwriter notified or will notify the directed share investors, including the types of communications used. Discuss the procedures these investors must follow in order to purchase the offered securities, including how and when any communications are sent or received or funds are received by the underwriters or you. How do the procedures for the directed share program differ from the procedures for the general offering to the public? Provide us with copies of all written communications with prospective purchasers about the directed share program.

        The Company and the underwriters have advised us that they do not intend to engage in a directed share program in connection with this offering.

Financial Statements

Report of Independent Accountants, page F-2

        67.   The report of the independent accountants should list the city and state of issuance. See section 210.2-01(a)(3) of Regulation S-X.

        The report has been revised to indicate the city and state of issuance.

Financial Statements, page F-3

        68.   Your attention is directed to section 210.3-12 of Regulation S-X and the possible need for updated financial statements and related disclosures.

        The Company has updated the financial statements and related disclosures to comply with Regulation S-X.

Founding Stockholders, page F-9

        69.   Please explain why note G is presented on an unaudited basis or revise as appropriate.

        The underwriting agreement described in note G has not been finalized, executed or delivered by the parties, and will not be until the time of effectiveness. Accordingly, the Company has been advised by its independent accounts that the note cannot be audited in accordance with generally accepted auditing standards.

Part II

Exhibits

Exhibit 5.1

        70.   File a copy of the executed legality opinion as an exhibit with your next amendment of the registration statement.

        A copy of the executed legality opinion has been filed with this amendment.

Exhibit 23.1

        71.   You are reminded that a currently dated consent of the independent accountants with typed signature should be included in any amendment to the registration statement.

        A currently dated consent of the independent accountants with typed signature has been included with this amendment.

        You may contact the undersigned at (212) 858-1143 or Jessica Habib of this office at (212) 858-1480 if you have questions regarding the foregoing responses.

Sincerely,
/s/ RONALD A. FLEMING, JR.
cc:
Jay Williamson, Securities and Exchange Commission
Maureen Bauer, Securities and Exchange Commission
Christopher R. Thomas, Restaurant Acquisition Partners
Morris C. Brown, Esq., Greenberg Traurig, P.A.
Jessica Habib, Esq.